SABRA HEALTH CARE REIT, INC. AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2011
(Dollars in thousands)

		Three Months Ended June 30, 2011	Six Months Ended June 30, 2011

Earnings
	Pre-tax net income	$2,087	$3,335
	Add:
	Fixed charges	7,508	15,107
	Earnings, as adjusted	$9,595	$18,442

Fixed charges
	Interest expensed and capitalized	$7,505	$15,103
	Amortized premiums, discounts and capitalized expenses related to indebtedness	(4)	(8)
	Estimate of interest within rental expense	7	12
	Fixed charges, as adjusted	$7,508	$15,107

	Ratio of earnings to fixed charges	1.28	1.22